Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 3 DATED JANUARY 31, 2013

TO THE PROSPECTUS DATED AUGUST 7, 2012

This document supplements, and should be read in conjunction with, our prospectus dated August 7, 2012, Supplement No. 1 dated September 20, 2012 and Supplement No. 2 dated November 13, 2012.  The purpose of this Supplement No. 3 is to disclose:

•                  the status of our initial public offering; and

•                  the appointment and resignation of certain directors.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on August 7, 2012, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP.  We refer to our primary offering and our DRP collectively as our offering.  Subscription proceeds will be placed in escrow with UMB Bank, N.A. until such time as subscriptions representing $2,000,000 in shares have been received and accepted by us. As of the date of this supplement, we have not yet satisfied the conditions of this escrow.  Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.

Appointment and Resignation of Certain Directors

Effective January 30, 2013, David T. Hamamoto was appointed as member of our board of directors and as Chairman of the Board.  Mr. Hamamoto’s biography is set forth below.

Mr. Hamamoto is our Chairman of the Board. Mr. Hamamoto has served as Chairman of the Board of our sponsor, NorthStar Realty Finance Corp., since October 2007 and Chief Executive Officer of our sponsor since October 2004.  Mr. Hamamoto has also served the Chairman of the Board of NorthStar Real Estate Income Trust, Inc., or NorthStar Income, since February 2009 and served as Chief Executive Officer of NorthStar Income from February 2009 until January 2013.  Mr. Hamamoto served as Executive Chairman from March 2011 until November 2012, and as Chairman from February 2006 until March 2011, of the Board of Directors of Morgans Hotel Group Co., a public global hotel management and ownership company focused on the boutique sector.  Mr. Hamamoto co-founded NorthStar Capital Investment Corp., the predecessor to our sponsor, in 1997.  From July 1983 to July 1997, Mr. Hamamoto worked for Goldman, Sachs & Co., or Goldman Sachs, where he was co-head of the Real Estate Principal Investment Area and a general partner of the firm between February 1994 and June 1997. During Mr. Hamamoto’s tenure at Goldman Sachs, he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Mr. Hamamoto holds a Bachelor of Science from Stanford University in Palo Alto, California and a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania in Philadelphia, Pennsylvania.

In connection with Mr. Hamamoto’s appointment, Albert Tylis resigned as Chairman of the Board and as a member of our board of directors, effective January 30, 2013.  Mr. Tylis continues to serve as the President of our sponsor.